

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. Ian Cameron
Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

    RE: Methanex Corporation
            Form 40-F for Fiscal Year Ended December 31, 2009
            File No. 0-20115

Dear Mr. Cameron:

    We have completed our review of your filing and do not have any further comments at this time.

            Sincerely,

            John Hartz
            Senior Assistant
            Chief Accountant